UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*


                               The Clorox Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   189054 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 20 (this "Amendment") amends and supplements the
Schedule 13D filed on August 14, 1974, as previously amended (the "Schedule 13D"), initially of Henkel Corporation (as successor by merger to Henkel Inc.), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of The Clorox Company ("Clorox" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction.

          In connection with the expected refinancing of debt to be incurred to facilitate Henkel's recently announced acquisition of The Dial Corporation ("Dial"), Henkel intends to sell a significant portion or all of its holdings of Common Stock or of its holdings of shares of common stock of Ecolab Inc., or a combination of both. Henkel will carefully consider its options in this regard. If Henkel determines to sell any shares of Common Stock, it will announce that decision promptly and will effect an orderly disposition of the shares in accordance with the procedures provided in the Agreements previously described in the Schedule 13D and with applicable law. If the acquisition of Dial is not completed for any reason, Henkel would not expect to sell any shares of Common Stock at this time other than pursuant to the terms of the Share Repurchase Agreement previously described in the Schedule 13D.

          Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2003
                                                   Henkel KGaA



                                                   By: /s/ Franz-Josef Acher
                                                       ---------------------
                                                       Franz-Josef Acher
                                                       General Counsel



                                                   By: /s/ Thomas-Gerd Kuhn
                                                       --------------------
                                                       Thomas-Gerd Kuhn
                                                       Associate General Counsel



                                                   HC Investments, Inc.



                                                   By: /s/ James E. Ripka
                                                       ------------------
                                                       James E. Ripka
                                                       Chairman and President

                                  Exhibit Index

Exhibit 1 1974 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 2 1978 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 3 1981 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 4 Letter of Intent between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 5 Purchase Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 11 to the Schedule 13D)

Exhibit 6 Purchases of shares of Common Stock from September 24, 1981 through March 30, 1984 (previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D)

Exhibit 7 1986 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 13 to the Schedule 13D)

Exhibit 8 1987 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 14 to the Schedule 13D)

Exhibit 9 Purchases of shares of Common Stock from April 1, 1984 through March 15, 1988 (previously filed as an Exhibit to Amendment No. 15 to the Schedule 13D)

Exhibit 10 Purchases of shares of Common Stock from March 16, 1988 through June 15, 1988 (previously filed as an Exhibit to Amendment No. 16 to the Schedule 13D)

Exhibit 11 Purchases of shares of Common Stock from June 16, 1988 through August 1, 1988 (previously filed as an Exhibit to Amendment No. 17 to the Schedule 13D)

Exhibit 12 Purchases of shares of Common Stock from August 2, 1988 through October 30, 1990 (previously filed as an Exhibit to Amendment No. 18 to the Schedule 13D)

Exhibit 13 Share Repurchase Agreement between HCI and Clorox dated July 16, 2003 (previously filed as an Exhibit to Amendment No. 19 to the Schedule 13D)(1)

--------
(1) Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed with the Securities and Exchange Commission under 17 C.F.R. 200.80(b).